August 7, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Höegh LNG Partners LP

Registration Statement on Form F-1 (File No. 333-197228)

Ladies and Gentlemen:

As representatives of the several underwriters of Höegh LNG Partners LP’s (the “Partnership”) proposed public offering of up to 11,040,000 common units representing limited partner interests, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:00 a.m. (Washington, D.C. time) on August 7, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated July 28, 2014, through the date hereof:

Preliminary Prospectus dated July 28, 2014:

3,314 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned as representative of the several underwriters, has and will, and each underwriter has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
MORGAN STANLEY & CO. LLC
As Representatives of the several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Christa T. Volpicelli
Name:	Christa T. Volpicelli
Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele A. H. Allong
Name:	Michele A. H. Allong
Title:	Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/s/ Alice S. Vilma
Name:	Alice S. Vilma
Title:	Executive Director